UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Persons Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohe, Esq.
Muellerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (+49−30) 468−1111

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Berlin, March 23, 2006 Bayer AG announces offer for Schering AG

Bayer AG has notified Schering AG that the Executive Board and Supervisory Board of Bayer AG have decided to propose to the shareholders of Schering AG an all-cash takeover offer of EUR 86 per share. This offer represents a premium of EUR 9 per share, compared to the bid of Merck KGaA announced on March 13, 2006. The Executive Board of Schering AG welcomes the offer of Bayer AG and, having examined the final documents, will recommend its acceptance to the shareholders.

Legal instruction
At an appropriate time, Schering Aktiengesellschaft will file a solicitation/recommendation statement with the U.S. Securities and Exchange Commission relating to any tender offer for the ordinary shares or American Depositary Shares of Schering Aktiengesellschaft. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement when it becomes available because it will contain important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft will be able to obtain such solicitation/recommendation statement and other filed documents when they become available free of charge at the U.S. Securities and Exchange Commission's website (http://www.sec.gov) and at Schering Aktiengesellschaft's website (http://www.schering.de).